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EXHIBIT 99.2


MADGE NETWORKS N.V.                                                 [MADGE LOGO]
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+31) (0) 23 5685526
Fax:   (+31) (0) 23 5685528



                MADGE NETWORKS N.V. COMPLETES LEGAL FORMATION OF
                    MADGE.WEB AND MADGE.CONNECT SUBSIDIARIES

         PLANS TO RAISE ADDITIONAL FUNDS FOR THE EXPANSION OF MADGE.WEB


Amsterdam, The Netherlands (January 19, 2000) -- Madge Networks N.V. (NASDAQ NM:
MADGF), a global network solutions provider, today announced the completion of the legal formation of its two wholly-owned subsidiaries, Madge.web Holdings B.V. and Madge.connect Holdings B.V. The Company plans to raise additional funds to support the expansion of Madge.web, including the rapid deployment of the pan-European Madge Broadcast Network in partnership with RealNetworks (as announced December 21).

The formation of the two subsidiaries allows them to operate with greater financial independence and measurability, and will allow the introduction of new equity capital into Madge.web. Madge.web is in active discussions with a select group of potential equity investors, as a step along the path to a possible future independent public listing.

In a parallel move, Madge Networks N.V. has filed a Form F-3 with the Securities and Exchange Commission (SEC) which will, if declared effective by the SEC, permit the Company to offer and sell, from time to time, various types of securities including, but not limited to, common share and debt securities, up to a total value of $30 million.

"We are very pleased to announce the next step in the independence of Madge.web and Madge.connect," said Robert Madge, chairman of Madge Networks N.V. and CEO of Madge.web. "Recent successes of Madge.web, and the increase of our service offerings which will come from the partnership with RealNetworks, show that


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we are on the right track with this business and that we need to press ahead with our aggressive investment plans. In particular we intend to use additional funds to further develop Madge.web's position as a strong European player. Meanwhile Madge.connect will be continuing with its strategy of supporting Token Ring customers into the next generation of local area networking, and will primarily be funding itself through cash from operations."

Investors will have the opportunity to listen to management's discussion of its fourth quarter and year-end results, and its funding plans for Madge.web, in a conference call to be held Thursday, January 20th at 8:30 a.m. (Eastern Time) over the Internet through Vcall at www.vcall.com. To listen to the live call please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. A link to the Vcall will also be available from our website at www.madge.com. For those who cannot listen to the live broadcast, a replay will be available shortly thereafter by dialing 1-800-633-8284 (858-812-6440 for international callers), reservation #14194855, or by visiting our website at www.madge.com.


ABOUT MADGE.WEB

Madge.web is a European-based company which provides network infrastructure and application services to address the specific needs of multinational finance and media companies. Services provided include fully managed web hosting, virtual private networking, private networking and Internet advertising, and will soon include streaming media distribution via the Madge Broadcast Network. The services are delivered via the company's Overnet, by-passing the public Internet to more than 30 countries around the world.


ABOUT MADGE.CONNECT

Madge.connect is a global supplier of advanced networking product solutions to large enterprises. As the market leader in Token Ring, Madge.connect is pioneering next generation networking solutions which enable the painless deployment of 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers' investments in Token Ring and ATM. As part of this strategy, Madge.connect provides a range of ISDN switching and IP-based video networking products for real-time multimedia communications across the network.



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ABOUT MADGE NETWORKS N.V.

Founded in 1986, Madge Networks N.V. (NASDAQ NM: MADGF) is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. The company's goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. The company's main business centers are at Wexham Springs, United Kingdom, New York City and Eatontown, New Jersey. Madge Networks N.V., a company organized under the laws of the Netherlands, is the parent company of Madge.web Holdings B.V. and Madge.connect Holdings B.V. Information about Madge's complete range of products and services can be accessed on the World Wide Web at www.madge.com


PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., our ability to raise additional funds, changing technologies, competition, management of change and changed resource allocation resulting from these and other factors). Forward-looking statements in this press release include statements that refer to whether we will be successful in raising funds, the way we will use these funds, the formation of the subsidiaries allowing us to operate with greater financial independence and measurability, a possible future independent listing, whether the SEC will declare the Form F-3 effective we have filed and allow us to offer securities, the increase in our service offering following the RealNetworks partnership, our intention to use any funds for expansion of Madge.web and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings.

Madge, the Madge logo, Madge.web and Madge.connect are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies.

Contact: Madge Networks, Wexham Springs, United Kingdom
Internet: www.madge.com

Company Contact:                          Investor Relations Contact:
Chris Bradley, Chief Financial Officer    John Nesbett
MADGE NETWORKS N.V.                       LIPPERT/HEILSHORN & ASSOC.
Tel: (+44) 1753 661172                    Tel: 212-838-3777

Lisa Ellis, Director of Investor & Public Relations
MADGE NETWORKS N.V.
Tel: 212-709-1007